DQ 11/29/13

SEC 13026222 ISSION

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SEC Mail Processing Section
NOV 25 2013
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 (MM/DD/YY) AND ENDING September 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 Main Street
(No. and Street)

Andover	MA	01810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tara McDermott (978) 475-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(Name – *if individual, state last, first, middle name*)

41 Middle Street	Newburyport	MA	01950
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 12/3/13
12/2/2013

OATH OR AFFIRMATION

I, Tara McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Financial, Inc.

of September 30, 2013, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Tara McDermott
Signature

Vice President
Title

Pa J A
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF MASSACHUSETTS

Tara McDermott personally appeared before me, the undersigned notary public, and proved to me his/her identity through satisfactory evidence, which were Drivers License to be the person whose name is signed on the preceding or attached document in my presence on this 22 day of November, 2013

PAMELA J. ADAMS, Notary Public
My Commission Expires May 18, 2018

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rile 15c3-3

Board of Directors
Ryan Financial, Inc.
Andover, MA

In planning and performing my audit of the financial statements of Ryan Financial, Inc., for the year ended September 30, 2013, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differenced required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as define above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registers brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E. Karll CPA, P.C.
Newburyport, MA

November 20, 2013

Ryan Financial, Inc.

Audited Financial Statements

For the Year Ended September 30, 2013

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Ryan Financial, Inc.
Andover, MA

I have audited the accompanying statement of financial condition of Ryan Financial, Inc., as of September 30, 2013, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Ryan Financial, Inc., as of September 30, 2013, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statement themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
November 20, 2013

Ryan Financial, Inc.
Statement of Financial Condition
September 30, 2013

Assets

Cash & Cash Equivalent	$ 2,383
Cash - Restricted	37,747
Prepaid Fidelity Bond	197
Receivable from Affiliate	50,276
Receivable from Clearing Brokers	17,278
Prepaid Income Taxes	1,422
	$ 109,303

Liabilities and Stockholders' Equity

Liabilities	
Accounts Payable	$ 8,787
Due to Clearing Company	539
	9,326
Stockholder's Equity	
Common Stock, No Par Value Authorized 20,000 Shares, Issued and Outstanding 1,000 Shares	10,000
Additional Paid in Capital	17,022
Retained Earnings	72,955
	99,977
	$ 109,303

See Independent Accountant's Report & Accompanying Notes

Ryan Financial, Inc.
Statement of Income and Retained Earnings
For the Year Ended September 30, 2013

Revenues:		
Commissions and Annuity Income	$	738,687
Interest Income		4
		738,691
Expenses:		
Reimbursed Expenses (Schedule A)		761,051
Clearing Fees and Ticket Charges		25,711
Regulatory Expense		11,121
Professional Fees		7,460
Fiedelity Bond		2,427
Taxes - Other		109
Bank Charges		452
		808,331
Net Loss		(69,640)
Provision for Income Taxes		456
Net Loss		(70,096)
Retained Earnings, Beginning		143,051
Retained Earnings, Ending	$	72,955

See Independent Accountant's Report & Accompanying Notes

Ryan Financial, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2013

	COMMON STOCK		ADDITIONAL PAID-IN	RETAINED	TOTAL
	SHARES	AMOUNT	CAPITAL	EARNINGS	
Balance October 1, 2012	10,000	$ 10,000	$ 17,022	$ 143,051	$ 170,073
Net Loss				(70,096)	(70,096)
Balance September 30, 2013	10,000	$ 10,000	$ 17,022	$ 72,955	$ 99,977

See Independent Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2013

		Year to Date
Cash Provided from Operations		
Net Income (Loss)	$ (70,096)	
Adjustments		
Add:		
Due from Affiliate	70,750	
Accounts Payable	5,787	
Due to Clearing Company	426	
Less:		
Cash Restricted	(4)	
Commission Receivable	(4,435)	
Prepaid Income Taxes	(357)	
Cash from Operations		2,071
Cash Flows - Invested		
Investing Cash Flows		-
Cash Flows - Financing		
Financing Cash Flows		-
Cash Increase (Decrease)		2,071
Cash - Beginning of Year		
Cash	312	
Total Beginnging of Year		312
Cash on Statement Date		$ 2,383

See Independent Accountant's Report and Accompanying Notes

Schedule A
Ryan Financial, Inc.
Reimbursed Expenses
For the Year Ended September 30, 2013

Salaries and Employment Costs - Officers	647,496
Other Emplyee Compensation and Benefits	66,259
Regulatory Fees and Expenses	20,784
Other Expenses	26,512
Total	$ 761,051

See Independent Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Notes to Financial Statements
For the Year Ended September 30, 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

On October 1, 1995, Ryan Financial, Inc., (the Company) was formed to engage in and carry on the business of broker-dealer in Massachusetts. The Company's main office is in Andover, Massachusetts. The Company primarily sells mutual funds and variable annuities and is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company receives commission and trail fees from the sales of mutual funds and variable annuities.

Income Taxes

The Company complies with FASB ASC 740 "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At September 30, 2013, the Company had approximately $0 in excess of FDIC insured limits. The Company has not experiences any losses in such accounts.

Revenue Recognition

Customers' securities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis. Trail fees from mutual funds and variable annuities are reported on an accrual basis.

Commissions

Commissions expenses and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $ 30,049 at September 30, 2013, which exceed required net capital of $ 5,000 by $ 25,049. The ratio of aggregate indebtedness to net capital at September 30, 2013 was .31 to 1.0.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quotes prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quotes prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

4. FAIR VALUE (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2013.

Fair Value Measurements on a Recurring Basis
As of September 30, 2013

ASSETS	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash and Securities segregated under federal and other regulations	$ 37,747	$ -	$ -	$ -	$ 37,747
LIABILITIES	-	-	-	-	-
TOTALS	$ 37,747	$ -	$ -	$ -	$ 37,747

5. RESTRICTED CASH

The company is required to maintain a restricted reserve cash account with Raymond James & Associates, Inc. with a minimum balance of $ 25,000. As of September 30, 2013, the balance was $ 37,747.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 20, 2013, the date on which the financial statements were available to be issued.

7. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB ASC 740, Accounting for Income Taxes, is as follows:

Federal	$ -
State	456
	456

7. INCOME TAXES (continued)

The corporation files its tax returns as a member of a controlled group, a brother-sister group, with Ryan Financial Advisors, Inc.

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns.

The Company recognizes the accrual of any interest and penalties related to any unrecognized tax benefits in income tax expense. No interest or penalties were recognized in fiscal year ended September 30, 2013.

The Company is no longer subject to federal or state tax examination by tax authorities for years before September 30, 2009.

8. CASH FLOWS

Cash paid for interest and income tax is as follows:

Interest	$ -
Income Taxes	$ 456

9. RELATED PARTY TRANSACTIONS

The Company has a cost sharing agreement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. (affiliate) have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. All commission and trail fee income is transferred to Ryan Financial Advisors, Inc. For the fiscal year ended September 30, 2013, approximately $ 690,301 was transferred to Ryan Financial Advisors, Inc. Under the cost sharing agreement, $ 761,051 was allocated to Ryan Financial, Inc. The balance due from affiliate at September 30, 2013 was $ 50,276.

SUPPLEMENTARY INFORMATION

Ryan Financial, Inc.
Schedule I
Computation of Net Capital
September 30, 2013

Net Capital	
Total Stockholders' Equity	$ 99,977
Nonallowable Assets	69,173
	30,804
Deductions and Haircuts	
Haircuts	755
Net Capital	30,049
Less: Capital Requirement	5,000
Excess Capital	$ 25,049
Aggregate Indebtedness	9,326
Ratio of Aggregate Indebtedness to Net Capital	.31 to 1.0

See Independent Accountant's Report and Accompanying Notes

Ryan Financial, Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
September 30, 2013

Unaudited Net Capital	$ 28,371
Year End Income Tax Arrual Adjustment	1,678
Audited Net Capital	$ 30,049

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ryan Financial, Inc.
As of September 30, 2013

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)- Limited business (mutual funds and/or variable annuities only) ____4550

B. (k) (2)- "Special Account for the Exclusive Benefit of customer" maintained ____4560

C. (k) (2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis _X_ 4570

Clearing Firm SEC#s	Name	Product Code
8- 10999	Raymond James & Assoc., Inc., Fidelity	____ [4335B]
8-____	____	____ [4335D]
8-____	____	____ [4335F]
8-____	____	____ [4335H]
8-____	____	____ [4335I]

D. (k) (3) Exempted by order of the Commission ____4580

Ryan Financial, Inc.

Supplemental SIPC Report

September 30, 2013

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

The Board of Directors
Ryan Financial, Inc.
Andover, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protections Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by Ryan Financial, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SPIC, solely to assist you and the other specified parties in evaluating Ryan Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ryan Financial, Inc.'s management is responsible for the Ryan Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of supporting the adjustments noting no differences; and

5. Compared the amounts of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, PC
November 20, 2013

Ryan Financial, Inc.
Determination of "SPIC Net Operating Revenues"
And General Assessment
For the Fiscal Year Ended September 30, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 0
Less Payments Made:			
	Date Paid	Amount	
	________	$______	
	________	________	
	________	________	
Prior Year Overpayment Applied			$ 150
Interest on Late Payment(s)			0
Total Assessment Balance and Interest Due			$ 0
Payment Made with Form SIPC-7			$ 0
Overpayment Carried Forward			$ 150

See Independent Accountant's Report & Accompanying Notes

Ryan Financial, Inc.
Determination of "SPIC Net Operating Revenues"
And General Assessment
For the Fiscal Year Ended September 30, 2013

Total Revenue	$ 738,691
Additions:	
Total Additions	$ 738,691
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products	738,643
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	25,711
Net gain from securities in investment accounts	4
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other	0
Total Deductions	$ 764,358
SIPC NET OPERATING REVENUES	($ 25,667)
GENERAL ASSESSMENT 0.0025	$ 0

See Independent Accountant's Report & Accompanying Notes

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

November 20, 2013

To the Board of Directors
Ryan Financial, Inc.
Andover, MA 01810

I have audited the financial statements of Ryan Financial, Inc. for the year ended September 30, 2013, and have issued our report thereon dated November 20, 213. Professional standards require that I provide you with information about my responsibilities under generally accepted accounting standards, as well as certain information related to the planned scope and timing of my audit. I have communicated such information in my letter to you dated September 9, 2013. Professional standards also require that I communicate to you the following information related to my audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Ryan Financial, Inc. are described in Footnote 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during fiscal year ended September 30, 2013. I noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statement and because of the possibility that future events affecting them may differ significantly from those expected. I found no such accounting estimates affecting the financial statement to be particularly sensitive during my audit.

Certain financial statement disclosures are particularly sensitive because of their significance to the financial statement users. I found no such disclosures affecting the financial statement to be particularly sensitive during my audit.

Significant Audit Findings – continued

Difficulties Encountered in Performing the Audit

I encountered no significant difficulties in dealing with management in performing and completing my audit.

Corrected and Uncorrected Misstatements

Professional standards require me to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements.

In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreement with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. I am pleased to report that no such disagreements arise during the course of the audit.

Management Representations

I have requested certain representations from management that are included in the management representation letter dated November 20, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If consultation involves application of an accounting principle to the Company's financial statement or a determination of the type of auditor's opinion that may be expressed on those statements, my financial standards require the consulting accountant to check with me to determine that the consultant has all the relevant facts. To my knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

I generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditor. However, these discussions occurred in the normal course of my professional relationship and my response was not a condition to my retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, I made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to my audit of the financial statements. I compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statement or to the financial statements themselves.

This information is intended solely for the information and use of the Board of Directors and management of Ryan Financial, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.